Exhibit 21.1

Subsidiaries of the Registrant

(as of December 31, 2025)

Name of Company	Jurisdiction of Organization
Akers Acquisition Sub, Inc.	New Jersey

Bout Time Marketing Corporation	New Jersey

XYZ Merger Sub Inc. LPU Holdings LLC	Florida Delaware